

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2021

By E-Mail

David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **NextGen Healthcare, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed on August 31, 2021**
> **File No. 001-12537**

Dear Mr. Katz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement

1. Please fill in the blanks in your document.

2. We note in the Notice page that cumulative voting will apply to proposal 6B "[i]f timely and properly invoked in accordance with California law and the Company's bylaws…" With a view toward added disclosure, please explain to us what this language means, including who would invoke cumulative voting and the means by which they would do so "timely and properly."

3. Please describe in an appropriate place in your proxy statement the mechanics of the reincorporation, which appears may take place while the meeting is proceeding, the mechanics of providing notice of the meeting under Delaware law and the mechanics of tabulating votes under two different scenarios. Also, please describe your plans in the event the necessary steps to reincorporate the company in Delaware are delayed or

otherwise prevented from happening.

4.   Please tell us supplementally, with a view toward possible disclosure, whether the nomination notice submitted by the dissident slate will be deemed to have been properly made in accordance with Delaware law and the Delaware company's organizational documents.

Outstanding Shares and Voting Rights, page 2

5.   We note that the bullet points in the middle of this page describe a number of events that would take place upon the approval of proposals 1 and 2C. With a view toward revised disclosure, please describe the effect of proposals 2A-B and 2D-G being approved or disapproved. We note some disclosure that appears to be related to this issue under the caption "Vote Required" at the bottom of page 14.

Reincorporation of the Company, page 6

6.   We note that in the eighth bullet point under the caption "Summary" you refer to the bylaws being "consistent with Delaware law" in setting the vote required for the election of directors. Please tell us, with a view toward revised disclosure, whether this reference is to a section of the DGCL or is solely accepted practice for Delaware corporations.

Election of Directors, page 78

7.   Please describe the business experience of each of your nominees for the past five years. We note, for example, that the disclosure for Dr. Puryear does not specify when she served in the various roles listed.

Background of the Solicitation, page 81

8.   We note that the dissidents have reduced the size of their slate of nominees. We also note your reference in this section to the dissidents' attempt to "seek control." Please update your disclosure here and, as necessary, throughout the proxy statement.

9.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure that Mr. Razin, Mr. Rosenzweig and the dissident nominees "delinquently" filed a Schedule 13D on August 25, 2021. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Form of Proxy Card

10.   Please include information about the conditioning of proposals on each other.

David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
September 7, 2021
Page 3

11. We note that proposals 6A and 6B are mutually exclusive and that if security holders vote on proposals 6A they will be able to only check a box. On the other hand, if security holders vote on proposal 6B, they will have the ability to cumulate votes. Please revise the form of proxy card to present proposals 6A and 6B separately and provide instructions, in connection with proposal 6B, to allow security holders to indicate if they will cumulate their votes and how to document such cumulating in the card.

12. Please tell us what consideration you have given to distributing two separate proxy cards, one for the California company and one for the Delaware company.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions